Exhibit 99.1

YY Reports Second Quarter 2019 Unaudited Financial Results

Guangzhou, China, August 14, 2019 - YY Inc. (NASDAQ: YY) (“YY” or the “Company”), a global social media platform, today announced its unaudited financial results for the second quarter of 2019.

Second Quarter 2019 Financial Highlights

•	Net revenues increased by 66.8% to RMB6,295.2 million (US$917.0 million) from RMB3,773.2 million in the corresponding period of 2018.
•	Net income attributable to controlling interest of YY Inc.[1] was RMB42.1 million (US$6.1 million), compared to net loss attributable to controlling interest of YY Inc. of RMB99.9 million in the corresponding period of 2018.
•	Non-GAAP net income attributable to controlling interest of YY Inc.[2] was RMB424.2 million (US$61.8 million), compared to RMB910.2 million in the corresponding period of 2018, primarily due to the impact of the consolidation of Bigo Inc (“Bigo”).

Second Quarter 2019 Operational Highlights

•	Global average mobile MAUs[3] reached 433.5 million, among which about 78.1% were from markets outside China.
•	Average mobile MAUs of IMO reached 211.9 million.
•	Average mobile MAUs of global short-form video services increased by 431.2% to 90.3 million from 17.0 million in the corresponding period of 2018, including 80.7 million from Likee (formerly known as Like), which increased by 374.7% year-over-year, and 9.6 million from IMO’s embedded short-form video services.
•	Average mobile MAUs of global live streaming services increased by 39.2% to 140.9 million from 101.2 million in the corresponding period of 2018, among that (i) 94.8 million were from China, including 38.9 million from YY, which increased by 3.7% year-over-year and 55.9 million from Huya, which increased by 31.1% year-over-year; (ii) 46.1 million were from outside China, including 20.8 million from Bigo Live, which increased by 6.6% year-over-year; and 25.3 million from Hago.

1 Net income attributable to controlling interest of YY Inc., is net income less net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholder.

2 Non-GAAP net income attributable to controlling interest of YY Inc. is a non-GAAP financial measure, which is defined as net income attributable to controlling interest of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments (deemed disposal refers to dilution of equity interest in equity-method investments), gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustment and non-GAAP adjustment for net (loss) income attributable to non-controlling interests shareholders. These adjustments amounted to RMB382.1 million (US$55.7 million) and RMB1,010.1 million in the second quarters of 2019 and 2018, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

3 Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

1

•	Total number of paying users[4] of YY increased by 19.1% to 4.2 million from 3.5 million in the corresponding period of 2018.
•	Total number of paying users of Huya increased by 46.7% to 4.9 million from 3.4 million in the corresponding period of 2018.

Mr. David Xueling Li, Chairman and Chief Executive Officer of YY, commented, “After we successfully completed the acquisition of BIGO in March, the second quarter was the first time we had the full quarter consolidation of the financial performance of BIGO. In the second quarter, our global average mobile MAUs reached 433.5 million, of which the average mobile MAUs of global short-form video services increased by 431.2% year-over-year to 90.3 million, and the average mobile MAUs of global live streaming services increased by 39.2% year-on-year to 140.9 million. More importantly, average mobile MAUs of our instant messaging platform IMO had reached nearly 211.9 million. Our massive and diverse user base offers us a great opportunity for the synergy and future monetization. During the second quarter, we further enhanced the stickiness of IMO users by introducing short-form video content into IMO. About 17.5 million monthly users in more than 40 countries were able to access to the short-form video content on IMO. We were pleased to see that the conversion rate to short-form video users had reached to over 50%. In addition, we also continued to bolster the foundation of our global ecosystem by enhancing our AI technologies and cultivating our localization capabilities. Going forward, as we continue to refine the synergies between our business segments and launch new monetization venues on a global scale, we are confident of achieving our vision of connecting people and enriching their lives through video.”

Mr. Bing Jin, Chief Financial Officer of YY, further commented, “We once again achieved strong financial and operating performances in the second quarter of 2019, highlighted by rapid growth and sustained profitability. Our total net revenues in the second quarter of 2019 increased by 66.8% year over year to RMB6,295.2 million, exceeding the high end of our previous guidance range. The increase in net revenues was primarily driven by a 66.4% year-over-year increase in live streaming revenues to RMB5,922.8 million. The consolidation of Bigo fueled additional user and revenue growth. Looking ahead, we will continue to enhance content offerings and develop AI technologies across our products on a global scale, and we are confident that our instant messaging and short-form video businesses will become the next dual growth engines for the group and further drive our global expansion.”

Second Quarter 2019 Financial Results

NET REVENUES

Net revenues increased by 66.8% to RMB6,295.2 million (US$917.0 million) in the second quarter of 2019 from RMB3,773.2 million in the corresponding period of 2018, primarily driven by an increase in live streaming revenues, and the contribution from the consolidation of Bigo segment.

4 Refers to a registered user that has purchased virtual items on YY’s platforms at least once during the period presented.

2

Live streaming revenues increased by 66.4% to RMB5,922.8 million (US$862.7 million) in the second quarter of 2019 from RMB3,559.7 million in the corresponding period of 2018, primarily attributable to (i) the continued live streaming revenues growth in YY and Huya segments, amounting to RMB1,224.9 million (US$178.4 million), driven by user growth; and (ii) the contribution from the consolidation of Bigo segment, amounting to RMB1,138.2 million (US$165.8 million).

Other revenues increased by 74.4% to RMB372.5 million (US$54.3 million) in the second quarter of 2019 from RMB213.6 million in the corresponding period of 2018, primarily driven by the increase in advertising revenues from Huya and Bigo segments.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 80.4% to RMB4,173.8 million (US$608.0 million) in the second quarter of 2019 from RMB2,313.8 million in the corresponding period of 2018, mainly attributable to an increase in revenue-sharing fees and content costs to RMB3,149.3 million (US$458.7 million) in the second quarter of 2019 from RMB1,882.6 million in the corresponding period of 2018, which was in line with the increase in live streaming revenues of the Company. Bandwidth costs increased to RMB423.8 million (US$61.7 million) in the second quarter of 2019 from RMB246.0 million in the corresponding period of 2018, primarily reflecting continued overseas user base expansion mainly due to the impact of the consolidation of Bigo.

Gross profit increased by 45.4% to RMB2,121.4 million (US$309.0 million) in the second quarter of 2019 from RMB1,459.5 million in the corresponding period of 2018. Gross margin was 33.7% in the second quarter of 2019, compared to 38.7% in the corresponding period of 2018, primarily due to the impact caused by the relatively low gross margin of Huya and Bigo segments as their contributions to net revenues increased significantly year over year. The decrease in gross margin was also attributable to the increase in revenue-sharing fees and content costs.

OPERATING INCOME

Operating expenses were RMB2,090.9 million (US$304.6 million) in the second quarter of 2019, compared to RMB779.6 million in the corresponding period of 2018, primarily due to the increase in sales and marketing expenses of RMB853.4 million (US$124.3 million), and research and development expenses of RMB359.5 million (US$52.4 million). The increase in sales and marketing expenses was primarily attributable to the Company’s increased efforts in sales and marketing activities in overseas markets and the impact of depreciation and amortization related to the consolidation of Bigo, while the increase in research and development expenses was due to the increase in staff related expenses.

Operating income was RMB71.9 million (US$10.5 million) in the second quarter of 2019, compared to RMB713.8 million in the corresponding period of 2018. Operating margin was 1.1% in the second quarter of 2019, compared to 18.9% in the corresponding period of 2018, primarily due to the decrease in gross margin, the consolidation of Bigo and other overseas expansion initiatives.

3

Non-GAAP operating income5 was RMB524.9 million (US$76.5 million) in the second quarter of 2019, compared to RMB933.1 million in the corresponding period of 2018. Non-GAAP operating margin6 was 8.3% in the second quarter of 2019, compared to 24.7% in the corresponding period of 2018.

NET INCOME

Net income attributable to controlling interest of YY Inc. was RMB42.1 million (US$6.1 million) in the second quarter of 2019, compared to net loss attributable to controlling interest of YY Inc. of RMB99.9 million in the corresponding period of 2018. Net margin was 0.7% in the second quarter of 2019, compared to negative 2.6% in the corresponding period of 2018. The significantly high effective tax rate in the second quarter of 2019 was primarily due to the profit (loss) structure and the different effective tax rates of YY, Huya and Bigo segments. Particularly, the Company was not getting as much benefit from losses incurred by Bigo as a majority of Bigo’s business that was subject to a low applicable tax rate in its jurisdiction.

Non-GAAP net income attributable to controlling interest of YY Inc. was RMB424.2 million (US$61.8 million) in the second quarter of 2019, compared to RMB910.2 million in the corresponding period of 2018. Non-GAAP net margin7 was 6.7% in the second quarter of 2019, compared to 24.1% in the corresponding period of 2018.

NET INCOME PER ADS

Diluted net income per ADS8 was RMB0.27 (US$0.04) in the second quarter of 2019, compared to diluted net loss per ADS of RMB2.14 in the corresponding period of 2018.

Non-GAAP diluted net income per ADS9 was RMB5.14 (US$0.75) in the second quarter of 2019, compared to RMB13.75 in the corresponding period of 2018.

5 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on deconsolidation and disposal of a subsidiary. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

6 Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP operating income as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

7 Non-GAAP net margin is non-GAAP net income attributable to controlling interest of YY Inc. as a percentage of net revenues.

8 ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income per ADS is net income attributable to common shareholders of YY Inc. divided by weighted average number of diluted ADS.

9 Non-GAAP diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to common shareholders of YY Inc. divided by weighted average number of ADS used in the calculation of diluted net income per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

4

BALANCE SHEET AND CASH FLOWS

As of June 30, 2019, the Company had cash and cash equivalents, restricted cash and cash equivalents, restricted short-term deposits, short-term deposits and short-term investments of RMB25,106.5 million (US$3,657.2 million), which also included the proceeds received from the issuance of convertible senior notes and follow-on public offering of Huya in the second quarter of 2019. For the second quarter of 2019, net cash from operating activities was RMB1,125.4 million (US$163.9 million).

SHARES OUTSTANDING

As of June 30, 2019, the Company had a total of 1,617.1 million common shares, or the equivalent of 80.9 million ADSs, outstanding.

Business Outlook

For the third quarter of 2019, the Company expects net revenues to be between RMB6.57 billion and RMB6.77 billion10, representing a year-over-year growth of 60.2% to 65.1%. This forecast reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

The Company today announced that its board of directors has authorized a share repurchase plan under which the Company may repurchase up to US$300 million of its shares over the next 12 months. The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. YY’s board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under this plan from its existing funds.

Conference Call Information

The Company will hold a conference call on Tuesday, August 13, 2019, at 9:00 P.M. Eastern Time (or Wednesday, August 14, 2019, at 9:00 A.M. Beijing Time) to discuss the financial results. Participants may access the call by dialing the following numbers:

United States:	+1-845-675-0437
International:	+65-6713-5090
China Domestic:	400-620-8038
Hong Kong:	+852-3018-6771
Conference ID:	#6472108

10 The outlook of net revenues for the third quarter of 2019 includes the impact from Bigo’s consolidation. However, when calculating the year-over-year growth rate, Bigo’s net revenues in the same period of 2018 was not included as the part of denominator.

5

The replay will be accessible through August 21, 2019, by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#6472108

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.yy.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.8650 to US$1.00, the noon buying rate in effect on June 28, 2019 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About YY Inc.

YY Inc. (“YY” or the “Company”) is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. YY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. YY owns YY Live, a leading live streaming social media platform in China and Huya, a leading game live streaming platform in China. In addition, YY completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; IMO, a global video communication app, and other social applications. YY has created an online community for global video and live streaming users. YY Inc. was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as YY’s strategic and operational plans, contain forward-looking statements. YY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about YY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: YY’s goals and strategies; YY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; YY’s ability to monetize the user base; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in YY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and YY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). YY uses non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to controlling interest of YY Inc., non-GAAP net margin attributable to controlling interest of YY Inc., non-GAAP net income attributable to common shareholders of YY Inc., and basic and diluted non-GAAP net income per ADS, which are non-GAAP financial measures. Non-GAAP operating income is operating income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on deconsolidation and disposal of subsidiary. Non-GAAP operating margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income is net income excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income attributable to controlling interest of YY Inc. is net income attributable to controlling interest of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. Non-GAAP net margin is non-GAAP net income attributable to controlling interest of YY Inc. as a percentage of net revenues. Non-GAAP net income attributable to common shareholders of YY Inc. is net income attributable to common shareholders of YY Inc. excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustment for non-GAAP reconciling items for the income attributable to non-controlling interests. After the non-GAAP reconciliation, non-GAAP net income attributable to controlling interests of YY Inc. is equal to the non-GAAP net income attributable to common shareholders of YY Inc. Basic and diluted non-GAAP net income per ADS is non-GAAP net income attributable to common shareholders of YY Inc. divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on deconsolidation and disposal of subsidiary, gain on deemed disposal and disposal of investments, gain on fair value change of investments and equity investees’ investments, fair value loss on derivative liabilities, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “YY Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

YY Inc.

Matthew Zhao

Tel: +86 (20) 8212-0000

Email: IR@YY.com

ICR, Inc.

Jack Wang

Tel: +1 (646) 915-1611

Email: IR@YY.com

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	6,004,231	11,010,997	1,603,933
Restricted cash and cash equivalents	-	283,161	41,247
Short-term deposits	7,326,996	10,050,554	1,464,028
Restricted short-term deposits	-	302,990	44,135
Short-term investments	979,053	3,458,790	503,830
Accounts receivable, net	198,428	629,508	91,698
Amounts due from related parties	193,559	14,098	2,054
Financing receivables, net	768,343	494,088	71,972
Prepayments and other current assets	1,019,019	942,311	137,260

Total current assets	16,489,629	27,186,497	3,960,157

Non-current assets
Long-term deposits	1,000,000	-	-
Deferred tax assets	70,834	120,141	17,501
Investments	4,591,524	1,534,593	223,539
Property and equipment, net	1,296,319	1,984,150	289,024
Land use rights, net	1,784,639	1,760,591	256,459
Intangible assets, net	74,685	3,411,719	496,973
Right-of-use assets, net(1)	-	292,791	42,650
Goodwill	11,763	12,758,974	1,858,554
Financing receivables, net	224,793	224,048	32,636
Other non-current assets	223,859	276,233	40,238

Total non-current assets	9,278,416	22,363,240	3,257,574

Total assets	25,768,045	49,549,737	7,217,731

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Convertible bonds	6,863	-	-
Accounts payable	114,589	215,254	31,355
Deferred revenue	951,616	1,335,794	194,580
Advances from customers	101,690	97,081	14,141
Income taxes payable	235,561	403,005	58,704
Accrued liabilities and other current liabilities	2,414,371	3,855,975	561,686
Amounts due to related parties	28,336	34,890	5,082
Lease liabilities due within one year(1)	-	111,179	16,195
Short-term loans	-	281,588	41,018

Total current liabilities	3,853,026	6,334,766	922,761

Non-current liabilities
Convertible bonds	-	4,736,225	689,909
Lease liabilities(1)	-	187,094	27,253
Deferred revenue	91,710	153,948	22,425
Deferred tax liabilities	27,505	326,025	47,491

Total non-current liabilities	119,215	5,403,292	787,078

Total liabilities	3,972,241	11,738,058	1,709,839

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$

Mezzanine equity	418,673	439,325	63,995

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 981,740,848 shares issued and outstanding as of December 31, 2018; 1,298,420,684 shares issued and 1,290,568,495 shares outstanding as of and June 30, 2019, respectively)	59	80	12
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 288,182,976 and 326,509,555 shares issued and outstanding as of December 31, 2018 and June 30, 2019, respectively)	21	24	3
Additional paid-in capital	11,168,866	21,620,780	3,149,422
Statutory reserves	101,725	101,725	14,818
Retained earnings	6,913,469	10,057,138	1,464,987
Accumulated other comprehensive income	336,152	600,217	87,431

Total YY Inc.’s shareholders’ equity	18,520,292	32,379,964	4,716,673

Non-controlling interests	2,856,839	4,992,390	727,224

Total shareholders’ equity	21,377,131	37,372,354	5,443,897

Total liabilities, mezzanine equity and shareholders’ equity	25,768,045	49,549,737	7,217,731

(1)	The Company has adopted ASC842 “Leases” beginning January 1, 2019 using the optional transition method. The only major impact of the standard is that assets and liabilities amounting to RMB145.2 million and RMB141.2 million, respectively, are recognized beginning January 1, 2019 for leased office space with terms of more than 12 months.

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YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenues
Live streaming(1)	3,559,666	4,485,020	5,922,761	862,747	6,591,701	10,407,781	1,516,064
Others	213,564	295,564	372,486	54,259	430,460	668,050	97,312

Total net revenues	3,773,230	4,780,584	6,295,247	917,006	7,022,161	11,075,831	1,613,376

Cost of revenues(2)	(2,313,772)	(3,160,325)	(4,173,841)	(607,988)	(4,329,569)	(7,334,166)	(1,068,342)

Gross profit	1,459,458	1,620,259	2,121,406	309,018	2,692,592	3,741,665	545,034

Operating expenses(2)
Research and development expenses	(295,946)	(404,736)	(655,421)	(95,473)	(545,411)	(1,060,157)	(154,429)
Sales and marketing expenses	(246,130)	(534,236)	(1,099,494)	(160,159)	(481,788)	(1,633,730)	(237,980)
General and administrative expenses	(237,532)	(276,424)	(335,973)	(48,940)	(401,508)	(612,397)	(89,206)

Total operating expenses	(779,608)	(1,215,396)	(2,090,888)	(304,572)	(1,428,707)	(3,306,284)	(481,615)

Other income	33,922	68,688	41,407	6,032	46,296	110,095	16,037

Operating income	713,772	473,551	71,925	10,478	1,310,181	545,476	79,456

Interest expenses	(1,548)	(6,219)	(12,268)	(1,787)	(3,567)	(18,487)	(2,693)
Interest income and investment income	128,850	148,289	156,619	22,814	221,041	304,908	44,415
Foreign currency exchange (losses) gains, net	(2,823)	1,333	13,801	2,010	3,896	15,134	2,205
Gain on deemed disposal and disposal of investments	13,999	-	-	-	13,999	-	-
Gain on fair value change of investments	1,205,049	2,649,843	14,291	2,082	1,631,596	2,664,134	388,075
Fair value loss on derivative liabilities	(2,273,355)	-	-	-	(2,285,223)	-	-
Other non-operating expenses	(2,000)	-	-	-	(2,000)	-	-

(Loss) income before income tax expenses	(218,056)	3,266,797	244,368	35,597	889,923	3,511,165	511,458

Income tax expenses	(147,419)	(123,971)	(143,896)	(20,961)	(295,664)	(267,867)	(39,019)

(Loss) income before share of income in equity method investments, net of income taxes	(365,475)	3,142,826	100,472	14,636	594,259	3,243,298	472,439

Share of income in equity method investments, net of income taxes	88,992	7,156	6,947	1,012	98,171	14,103	2,054

Net (loss) income	(276,483)	3,149,982	107,419	15,648	692,430	3,257,401	474,493

Less: Net (loss) income attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	(176,565)	29,549	65,342	9,518	(171,181)	94,891	13,822

Net (loss) income attributable to controlling interest of YY Inc.	(99,918)	3,120,433	42,077	6,130	863,611	3,162,510	460,671

Less: Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	36,969	9,365	9,476	1,380	67,076	18,841	2,745
Cumulative dividend on subsidiary’s Series A Preferred Shares	-	6,730	6,811	992	-	13,541	1,972
Deemed dividend to subsidiary’s Series A preferred shareholders	-	-	-	-	489,284	-	-

Net (loss) income attributable to common shareholders of YY Inc.	(136,887)	3,104,338	25,790	3,758	307,251	3,130,128	455,954

10

YY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net (loss) income per ADS
—Basic	(2.14)	44.93	0.32	0.05	4.82	42.06	6.13
—Diluted	(2.14)	44.55	0.27	0.04	4.75	41.31	6.02
Weighted average number of ADS used in calculating net income per ADS
—Basic	63,839,293	69,097,090	79,682,966	79,682,966	63,780,159	74,418,556	74,418,556
—Diluted	63,839,293	69,640,885	81,167,679	81,167,679	64,712,271	75,764,380	75,764,380

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

PRC	3,559,666	4,189,410	5,016,587	730,748	6,591,701	9,205,997	1,341,004
Non-PRC	-	295,610	906,174	131,999	-	1,201,784	175,060

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Cost of revenues	24,059	14,309	15,604	2,273	43,667	29,913	4,357
Research and development expenses	67,912	70,607	160,029	23,311	122,379	230,636	33,596
Sales and marketing expenses	2,406	1,976	3,452	503	4,275	5,428	791
General and administrative expenses	124,978	94,877	85,197	12,410	161,541	180,074	26,231

11

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2018	March 31, 2019	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating income	713,772	473,551	71,925	10,478	1,310,181	545,476	79,456
Share-based compensation expenses	219,355	181,769	264,282	38,497	331,862	446,051	64,975
Impairment of goodwill and investments	-	-	-	-	18,349	-	-
Amortization of intangible assets from business acquisitions	-	62,000	188,740	27,493	-	250,740	36,524

Non-GAAP operating income	933,127	717,320	524,947	76,468	1,660,392	1,242,267	180,955

Net (loss) income	(276,483)	3,149,982	107,419	15,648	692,430	3,257,401	474,493
Share-based compensation expenses	219,355	181,769	264,282	38,497	331,862	446,051	64,975
Impairment of goodwill and investments	-	-	-	-	18,349	-	-
Amortization of intangible assets from business acquisitions	-	62,000	188,740	27,493	-	250,740	36,524
Gain on deemed disposal and disposal of investments	(13,999)	-	-	-	(13,999)	-	-
Gain on fair value change of investments and equity investees’ investments	(1,287,301)	(2,655,338)	(13,332)	(1,942)	(1,713,848)	(2,668,670)	(388,736)
Fair value loss on derivative liabilities	2,273,355	-	-	-	2,285,223	-	-
Interest expenses related to the convertible bonds’ amortization to face value	-	-	4,287	624	-	4,287	624
Income tax effects on non-GAAP adjustments	30,601	(16,996)	(31,891)	(4,645)	75,067	(48,887)	(7,121)

Non-GAAP net income	945,528	721,417	519,505	75,675	1,675,084	1,240,922	180,759

Net (loss) income attributable to common shareholders of YY Inc.	(136,887)	3,104,338	25,790	3,758	307,251	3,130,128	455,954
Share-based compensation expenses	219,355	181,769	264,282	38,497	331,862	446,051	64,975
Impairment of goodwill and investments	-	-	-	-	18,349	-	-
Amortization of intangible assets from business acquisitions	-	62,000	188,740	27,493	-	250,740	36,524
Gain on deemed disposal and disposal of investments	(13,999)	-	-	-	(13,999)	-	-
Gain on fair value change of investments and equity investees’ investments	(1,287,301)	(2,655,338)	(13,332)	(1,942)	(1,713,848)	(2,668,670)	(388,736)
Fair value loss on derivative liabilities	2,273,355	-	-	-	2,285,223	-	-
Interest expenses related to the convertible bonds’ amortization to face value	-	-	4,287	624	-	4,287	624
Accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders	36,969	16,095	16,287	2,372	556,360	32,382	4,717
Income tax effects on non-GAAP adjustments	30,601	(16,996)	(31,891)	(4,645)	75,067	(48,887)	(7,121)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(211,884)	(38,346)	(29,941)	(4,361)	(206,064)	(68,287)	(9,947)

Non-GAAP net income attributable to controlling interest and common shareholders of YY Inc.	910,209	653,522	424,222	61,796	1,640,201	1,077,744	156,990

Non-GAAP net income per ADS
—Basic	14.26	9.46	5.32	0.77	25.72	14.48	2.11
—Diluted	13.75	9.32	5.14	0.75	24.72	14.11	2.06
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
—Basic	63,839,293	69,097,090	79,682,966	79,682,966	63,780,159	74,418,556	74,418,556
—Diluted	64,701,643	69,640,885	81,855,180	81,855,180	64,721,304	75,764,380	75,764,380

12

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2019

	YY(1)	Huya	Bigo	Elimination(2)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,863,058	1,921,485	1,138,218	-	5,922,761	862,747
Others	190,758	88,976	92,752	-	372,486	54,259

Total net revenues	3,053,816	2,010,461	1,230,970	-	6,295,247	917,006

Cost of revenues(3)	(1,627,744)	(1,674,793)	(871,304)	-	(4,173,841)	(607,988)

Gross profit	1,426,072	335,668	359,666	-	2,121,406	309,018
Operating expenses(3)
Research and development expenses	(241,253)	(105,411)	(308,757)	-	(655,421)	(95,473)
Sales and marketing expenses	(335,602)	(119,592)	(644,300)	-	(1,099,494)	(160,159)
General and administrative expenses	(171,032)	(74,328)	(90,613)	-	(335,973)	(48,940)

Total operating expenses	(747,887)	(299,331)	(1,043,670)	-	(2,090,888)	(304,572)

Other income	8,602	31,332	1,473	-	41,407	6,032

Operating income (loss)	686,787	67,669	(682,531)	-	71,925	10,478

Interest expenses	(12,268)	-	(4,201)	4,201	(12,268)	(1,787)
Interest income and investment income	84,791	75,021	1,008	(4,201)	156,619	22,814
Foreign currency exchange (losses) gains, net	(4,181)	787	17,195	-	13,801	2,010
Gain on fair value change of investments	14,291	-	-	-	14,291	2,082

Income (loss) before income tax expenses	769,420	143,477	(668,529)	-	244,368	35,597

Income tax (expenses) benefits	(160,152)	(21,632)	37,888	-	(143,896)	(20,961)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	609,268	121,845	(630,641)	-	100,472	14,636

Share of income (loss) in equity method investments, net of income taxes	6,991	(44)	-	-	6,947	1,012

Net income (loss)	616,259	121,801	(630,641)	-	107,419	15,648

(1)	In 2019 the segment of “YY Live” was renamed as “YY”.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

13

	Three Months Ended
	June 30, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	1,955	4,270	9,379	15,604	2,273
Research and development expenses	28,053	13,931	118,045	160,029	23,311
Sales and marketing expenses	655	907	1,890	3,452	503
General and administrative expenses	43,189	29,501	12,507	85,197	12,410

14

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	686,787	67,669	(682,531)	71,925	10,478
Share-based compensation expenses	73,852	48,609	141,821	264,282	38,497
Amortization of intangible assets from business acquisitions	-	-	188,740	188,740	27,493

Non-GAAP operating income (loss)	760,639	116,278	(351,970)	524,947	76,468

Net income (loss)	616,259	121,801	(630,641)	107,419	15,648
Share-based compensation expenses	73,852	48,609	141,821	264,282	38,497
Amortization of intangible assets from business acquisitions	-	-	188,740	188,740	27,493
Gain on fair value change of investments and equity investees’ investments	(13,332)	-	-	(13,332)	(1,942)
Interest expenses related to the convertible bonds’ amortization to face value	4,287	-	-	4,287	624
Income tax effects on non-GAAP adjustments	1,421	-	(33,312)	(31,891)	(4,645)

Non-GAAP net income (loss)	682,487	170,410	(333,392)	519,505	75,675

15

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019

	YY	Huya	Bigo(1)	Elimination(2)	Total	Total
	RMB	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,566,523	1,552,482	366,015	-	4,485,020	668,289
Others	186,733	78,996	29,835	-	295,564	44,040

Total net revenues	2,753,256	1,631,478	395,850	-	4,780,584	712,329

Cost of revenues(3)	(1,548,046)	(1,358,105)	(254,174)	-	(3,160,325)	(470,903)

Gross profit	1,205,210	273,373	141,676	-	1,620,259	241,426
Operating expenses(3)
Research and development expenses	(235,502)	(90,044)	(79,190)	-	(404,736)	(60,308)
Sales and marketing expenses	(266,317)	(78,164)	(189,755)	-	(534,236)	(79,604)
General and administrative expenses	(163,364)	(85,811)	(27,249)	-	(276,424)	(41,188)

Total operating expenses	(665,183)	(254,019)	(296,194)	-	(1,215,396)	(181,100)

Other income	58,066	8,864	1,758	-	68,688	10,235

Operating income (loss)	598,093	28,218	(152,760)	-	473,551	70,561

Interest expenses	(6,219)	-	(1,395)	1,395	(6,219)	(927)
Interest income and investment income	94,745	54,585	354	(1,395)	148,289	22,096
Foreign currency exchange (losses) gains, net	(965)	(374)	2,672	-	1,333	199
Gain on fair value change of investments	2,649,843	-	-	-	2,649,843	394,839

Income (loss) before income tax expenses	3,335,497	82,429	(151,129)	-	3,266,797	486,768

Income tax (expenses) benefits	(110,380)	(18,968)	5,377	-	(123,971)	(18,472)

Income (loss) before share of income (loss) in equity method investments, net of income taxes	3,225,117	63,461	(145,752)	-	3,142,826	468,296

Share of income (loss) in equity method investments, net of income taxes	7,157	(1)	-	-	7,156	1,066

Net income (loss)	3,232,274	63,460	(145,752)	-	3,149,982	469,362

(1)	On March 4, 2019, YY completed the acquisition of Bigo. Therefore, Bigo’s financial results from March 4, 2019 to March 31, 2019 were included in YY’s consolidated financial statements.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between YY and Bigo segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

16

	Three Months Ended
	March 31, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Cost of revenues	7,224	4,020	3,065	14,309	2,132
Research and development expenses	25,992	11,824	32,791	70,607	10,521
Sales and marketing expenses	552	904	520	1,976	294
General and administrative expenses	38,194	51,078	5,605	94,877	14,137

17

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	March 31, 2019

	YY	Huya	Bigo	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	598,093	28,218	(152,760)	473,551	70,561
Share-based compensation expenses	71,962	67,826	41,981	181,769	27,084
Amortization of intangible assets from business acquisitions	-	-	62,000	62,000	9,238

Non-GAAP operating income (loss)	670,055	96,044	(48,779)	717,320	106,883

Net income (loss)	3,232,274	63,460	(145,752)	3,149,982	469,362
Share-based compensation expenses	71,962	67,826	41,981	181,769	27,084
Amortization of intangible assets from business acquisitions	-	-	62,000	62,000	9,238
Gain on fair value change of investments and equity investees’ investments	(2,655,338)	-	-	(2,655,338)	(395,658)
Income tax effects on non-GAAP adjustments	(7,479)	-	(9,517)	(16,996)	(2,532)

Non-GAAP net income (loss)	641,419	131,286	(51,288)	721,417	107,494

18

YY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2018

	YY	Huya	Elimination(1)	Total	Total
	RMB	RMB	RMB	RMB	US$

Net revenues
Live streaming	2,567,854	991,812	-	3,559,666	537,950
Others	167,044	46,520	-	213,564	32,275

Total net revenues	2,734,898	1,038,332	-	3,773,230	570,225

Cost of revenues(2)	(1,441,807)	(871,965)	-	(2,313,772)	(349,666)

Gross profit	1,293,091	166,367	-	1,459,458	220,559
Operating expenses(2)
Research and development expenses	(235,982)	(59,964)	-	(295,946)	(44,724)
Sales and marketing expenses	(204,448)	(41,682)	-	(246,130)	(37,196)
General and administrative expenses	(149,059)	(88,473)	-	(237,532)	(35,897)

Total operating expenses	(589,489)	(190,119)	-	(779,608)	(117,817)

Other income	27,463	6,459	-	33,922	5,126

Operating income (loss)	731,065	(17,293)	-	713,772	107,868

Interest expenses	(1,548)	-	-	(1,548)	(234)
Interest income and investment income	86,406	42,444	-	128,850	19,472
Foreign currency exchange losses, net	(2,823)	-	-	(2,823)	(427)
Gain on deemed disposal and disposal of investments	13,999	-	-	13,999	2,116
Gain on fair value change of investments	1,003,050	-	201,999	1,205,049	182,111
Fair value loss on derivative liabilities	-	(2,273,355)	-	(2,273,355)	(343,558)
Other non-operating expenses	(2,000)	-	-	(2,000)	(302)

Income (loss) before income tax expenses	1,828,149	(2,248,204)	201,999	(218,056)	(32,954)

Income tax (expenses) benefits	(126,522)	6,070	(26,967)	(147,419)	(22,278)

Income (loss) before share of income in equity method investments, net of income taxes	1,701,627	(2,242,134)	175,032	(365,475)	(55,232)

Share of income in equity method investments, net of income taxes	147,337	116,687	(175,032)	88,992	13,449

Net income (loss)	1,848,964	(2,125,447)	-	(276,483)	(41,783)

(1)	Elimination represents the gain resulting from change in fair value of an investment of one of the Company's subsidiaries, on which YY segment and Huya segment have joint control and accounted for as equity method investment.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

19

	Three Months Ended
	June 30, 2018

	YY	Huya	Total	Total
	RMB	RMB	RMB	US$

Cost of revenues	21,406	2,653	24,059	3,636
Research and development expenses	62,071	5,841	67,912	10,263
Sales and marketing expenses	1,674	732	2,406	364
General and administrative expenses	60,100	64,878	124,978	18,887

20

YY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2018

	YY	Huya	Elimination	Total	Total
	RMB	RMB	RMB	RMB	US$

Operating income (loss)	731,065	(17,293)	-	713,772	107,868
Share-based compensation expenses	145,251	74,104	-	219,355	33,150

Non-GAAP operating income	876,316	56,811	-	933,127	141,018

Net income (loss)	1,848,964	(2,125,447)	-	(276,483)	(41,783)
Share-based compensation expenses	145,251	74,104	-	219,355	33,150
Gain on deemed disposal and disposal of investments	(13,999)	-	-	(13,999)	(2,116)
Gain on fair value change of investments and equity investee’s investments	(1,143,680)	(116,654)	(26,967)	(1,287,301)	(194,541)
Fair value loss on derivative liabilities	-	2,273,355	-	2,273,355	343,558
Income tax effects on non-GAAP adjustments	3,634	-	26,967	30,601	4,625

Non-GAAP net income	840,170	105,358	-	945,528	142,893

21